COMMUNITY BANK SYSTEM, INC.
5790 Widewaters Parkway, DeWitt, New York  13214-1883  (315) 445-2282

February 17, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4561
Attention:  Michael Clampitt, Senior Counsel

Re:	Community Bank System, Inc.
Registration Statement on Form S-4
File No. 333-171656

Dear Mr. Clampitt:

Community Bank System, Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-171656), as amended (the “Registration Statement”), to February 18, 2011 at 3:00 p.m. EST, or as soon as possible thereafter.

In requesting acceleration of effectiveness of the Registration Statement, the Company acknowledges that:

1.           should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Danielle M. McCann of Bond, Schoeneck & King, PLLC at (315) 218-8605 with any questions you may have.  In addition, please notify Ms. McCann if and when this request for acceleration has been granted.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 17, 2011

Very truly yours,

COMMUNITY BANK SYSTEM, INC.

/s/ George J. Getman

George J. Getman
Executive Vice President and General Counsel

DMM/dmm

cc:	Danielle M. McCann, Esq. (Bond, Schoeneck & King, PLLC) Clifford S. Weber, Esq. (Hinman, Howard & Kattell, LLP)

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